Exhibit (h)(5)

Destra investment trust

Amended and Restated Exhibit A to the

Expense Reimbursement, Fee Waiver and Recovery Agreement

Dated: August 7, 2019

Name of Fund	Expense Cap for Class A Shares (% of average net assets)	Expense Cap for Class C Shares (% of average net assets)	Expense Cap for Class I Shares (% of average net assets)

Destra Flaherty & Crumrine Preferred and Income Fund	1.50%	2.25%	1.25%

Destra Wolverine Dynamic Asset Fund	2.00%	2.75%	1.75%

Destra Granahan Small Cap Advantage Fund	1.75%	2.50%	1.50%

As Amended May 21, 2019